SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., Suite 2200
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION MAR 1 2004 WASH DC 188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brien M. Rowe 310-478-7899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Ave., 50th Floor Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brien M. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Partners Securities, LLC, as of December, 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

CHRISTY L. GOWDY
Commission # 1292670
Notary Public - California
Los Angeles County
My Comm. Expires Feb 26, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

Report on Financial Statements and Supplemental Schedules
December 31, 2003

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Table of Contents to Report, Financial Statements and Supplemental Schedules
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Owner of
Sage Partners Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of Sage Partners Securities, LLC (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2004

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$495,136
Fees receivable	35,000
Securities owned, at estimated fair value	155,339
Prepaid expenses	10,293
Total assets	$695,768
Liabilities and Member's Capital	
Liabilities:	
Due to Parent	$19,853
Total liabilities	19,853
Member's capital:	
Member's capital	675,915
Total member's capital	675,915
Total liabilities and member's capital	$695,768

The accompanying notes are an integral part of these financial statements.

Sage Partners Securities, LLC

(A Wholly Owned Subsidiary of The Sage Group, LLC)

Statement of Operations

For the Year Ended December 31, 2003

Revenues:	
Investment banking fees	$1,619,718
Advisory services	222,910
Unrealized gain on securities owned	17,839
Interest and dividend income	4,559
Total revenues	1,865,026
Operating expenses:	
Management services provided by Parent	1,200,000
Professional fees	2,850
Regulatory expenses	10,135
Insurance expenses	565
Taxes	800
Miscellaneous expenses	25
Total operating expenses	1,214,375
Net Income	$650,651

The accompanying notes are an integral part of these financial statements.

Sage Partners Securities, LLC

(A Wholly Owned Subsidiary of The Sage Group, LLC)

Statement of Changes in Member's Capital
For the Year Ended December 31, 2003

	Member's Capital
Balance, December 31, 2002	$25,264
Net Income	650,651
Balance, December 31, 2003	$675,915

The accompanying notes are an integral part of these financial statements.

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net Income	$650,651
Adjustments to reconcile net income to net cash provided by operating activities:	
Securities received for investment banking fees	(137,500)
Unrealized gain on securities owned	(17,839)
Changes in operating assets and liabilities:	
Fees receivable	(35,000)
Prepaid expenses	(1,580)
Due to parent	19,853
Deferred revenue	(17,910)
Net cash provided by operating activities	460,675
Net increase in cash and cash equivalents	460,675
Cash and cash equivalents, beginning of year	34,461
Cash and cash equivalents, end of year	$495,136
Supplemental cash flows disclosures:	
Noncash transaction – receipt of securities for investment banking fees	$137,500

The accompanying notes are an integral part of these financial statements.

1. Organization

Background

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles California, was formed in June 2000 as a wholly owned subsidiary of The Sage Group, LLC ("Parent", and collectively with the Company, "Sage").

The Company became a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD") on January 10, 2001.

Nature of Operations

Sage is a merchant banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related-services in connection with client transactions. Sage also participates in private equity placements, private debt and mezzanine placements, and the facilitation of public market activities through its strong relationships with leading Wall Street underwriting firms and other financial institutions.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed or OTC equities, options or futures, is not planning to be a market maker and will generally not hold any security positions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company may invest certain cash balances in money market funds. Management considers these investments to be cash equivalents for the purposes of these financial statements. These investments are carried at cost, which approximates fair value.

Revenue Recognition

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are earned when received upon closing of a client transaction, and are recognized as revenue at that time. Advisory fee retainers are recorded as revenue over the estimated period the services are provided.

Operating Expenses

The Company's operating expenses generally consist of management fees (Note 4), federal and state registration fees, NASD-related fees, legal fees, broker-dealer consulting fees, insurance premiums (fidelity and surety bond), and other compliance-related expenses. These expenses are expensed as they are incurred.

Income Taxes

The Company is organized as a limited liability company for federal and state income tax purposes. The tax consequences of the Company's operations accrue to the members of the Parent, which is taxed as a partnership. Accordingly, the Company has not recorded any such tax amounts or benefits. However, the Company is subject to California franchise taxes imposed on such companies.

Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. *Securities owned*

During 2003, the Company received common stock of a public company valued at $137,500 as part of the investment banking fees earned. The common stock is listed on the London Stock Exchange. Such securities owned are subject to a "lock-up" agreement whereby the shares are restricted from resale or transfer for up to 24 months after the closing date. Accordingly, the securities are not considered readily marketable. The fair value at December 31, 2003 of $155,339 reflects a 25% discount to the securities quoted market value on the London Stock Exchange.

4. Transactions With Affiliates

Pursuant to a Management Fee Agreement, Parent provides all managerial, administrative and compliance services to the Company. In exchange for these services, the Parent charged the Company $1,200,000 as a management services fee for 2003. For 2003, the management services fee incurred by the Company exceeded the direct and indirect expenses of the Company which were paid or accrued by the Parent.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $475,283, which was $470,283 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 at December 31, 2003.

The Company does not anticipate using subordinated debt or secured demand notes to maintain its minimum net capital requirements. In addition, Parent has adequate assets to draw upon for unexpected expenses and will contribute such funds to the Company as necessary.

Sage Partners Securities, LLC

(A Wholly Owned Subsidiary of The Sage Group, LLC)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 December 31, 2003

Net capital:	
Total member's capital from Statement of Financial Condition	$675,915
Deductions and charges:	
Nonallowable assets:	
Prepaid expenses	(10,293)
Fees receivable	(35,000)
Net capital before charges on securities positions	630,622
Haircuts on:	
Securities owned (100%)	155,339
Net capital	475,283
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$470,283
Total aggregate indebtedness	$19,853
Ratio of aggregate indebtedness to net capital	0.04
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003):	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$397,136
Audit adjustment to correct for Parent specific legal expenses erroneously reported on the Company's books	129,684
Audit adjustment to correct for reimbursed expenses incurred by Parent erroneously reported on the Company's books	(51,537)
Net capital per above	$475,283

Supplemental Schedule II

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2003

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors on Internal Control Pursuant to Rule 17a-5

To the Owner of
Sage Partners Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Sage Partners Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

PRICEWATERHOUSECOOPERS

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of The Sage Group, LLC, the Company's management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2004